

April 24, 2018

Mail Stop 4561

David Zalik
Chief Executive Officer
GreenSky, Inc.
5565 Glenridge Connector, Suite 700
Atlanta, GA 30342

> **Re:** **GreenSky, Inc.**
> **Amendment No. 3 to Confidential Draft Registration Statement on**
> **Form S-1**
> **Submitted March 28, 2018**
> **CIK No. 0001712923**

Dear Mr. Zalik:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Prospectus Summary

1.   Please revise your prospectus summary to describe material recent developments. We note that you recently raised $194.4 million in net proceeds by issuing 1,010,199 Class C-1 preferred units on December 15, 2017. Further, you distributed $561.9 million to members in 2017, including a new special distribution of $156 million declared in December 2017.

Consolidated Financial Statements – GreenSky Holdings, LLC

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-15

2.   Please explain to us the process by which interchange fees are earned and explain Greensky's role in the payment processing system. Tell us whether a portion of the

David Zalik
GreenSky, Inc.
April 24, 2018
Page 2

interchange fee received by the company is remitted to a third party. If so, tell us whether revenue from these fees is presented net or gross of the amounts remitted to the third party and explain how you arrived at that determination.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551- 3572 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Brinkley Dickerson, Edq.
        Troutman Sanders LLP